CUSIP No. 723443107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

PINNACLE AIRLINES CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

723443107

(CUSIP Number)

Frederic Dorwart Frederic Dorwart, Lawyers 124 East Fourth Street Tulsa, Oklahoma 74103 (918) 583-9922

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723443107

1	NAMES OF REPORTING PERSONS Wayne King
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 761,879
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 761,879
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 761,879
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.98%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Meson Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 894,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 894,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 894,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.67%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS Meson Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 907,200
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 907,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

1	NAMES OF REPORTING PERSONS Ryan J. Morris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC, PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,200
	8	SHARED VOTING POWER 894,000
	9	SOLE DISPOSITIVE POWER 13,200
	10	SHARED DISPOSITIVE POWER 894,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 907,200
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Gerst Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 189,900
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 189,900
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 189,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS Gregory J. Gerst
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 189,900
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 189,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS Gerst Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 190,900
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 190,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,900
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.05%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1. Security and Issuer

Item 1 is hereby amended by deleting Item 1 of Amendment No. 2 in its entirety and replacing it with the following:

The Schedule 13D filed with the Securities and Exchange Commission on January 31, 2012 (the “Initial 13D”) by certain of the Reporting Persons (defined below) with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Pinnacle Airline Corp. (the “Issuer” or the “Company”) and amended on February 16, 2012 (“Amendment No. 1”) and March 12, 2012 (“Amendment No. 2”), is hereby amended by this Amendment No. 3 to furnish additional information as set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The principal executive office address of the Issuer is 1689 Nonconnah Blvd, Suite 111, Memphis, Tennessee 38132.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by deleting Item 3 of Amendment No. 2 in its entirety and replacing it with the following:

As of the date hereof, Mr. King owns 761,879 shares of Common Stock and had invested approximately $1,559,803.60 (including commissions and fees). The source of these funds was personal funds.

As of the date hereof, MCP LP owns 894,000 shares of Common Stock and had invested approximately $720,601.39 (including commissions and fees). The source of these funds was working capital.

As of the date hereof, Mr. Morris owns 13,200 shares of Common Stock and had invested approximately $13,736.00 (including commissions and fees). The source of these funds was personal funds.

As of the date hereof, Mr. Gerst owns 10,000 shares of Common Stock and had invested approximately $80,817.90 (including commissions and fees). The source of these funds was personal funds.

As of the date hereof, GCP LP owns 189,900 shares of Common Stock and had invested approximately $450,623.81 (including commissions and fees). The source of these funds was working capital of GCP LP.

Item 4. Purpose of Transaction

Item 4 is hereby amended by deleting Item 4 of Amendment No. 2 in its entirety and replacing it with the following:

The entities listed above (each a “Reporting Person”) purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations.

The purposes of the acquisitions of the Common Stock were investment. Certain of the Reporting Persons have held Common Stock of the Company for over 3 years. The acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer. However, the Reporting Persons have had discussions regarding plans to effect a change in the present board of directors of the Issuer. As a result, the Reporting Persons may be deemed to have formed a “group” under the Securities Exchange Act of 1934, as amended, as of March 6, 2012.

As disclosed in the Initial 13D, the Reporting Persons currently seek to engage the Issuer’s board of directors in discussions concerning the low level of share ownership by board members, director compensation levels, capital spending, and corporate governance.

By press release issued by Mr. King on December 23, 2011, and in the Initial 13D, Messrs. King and Morris disclosed their proposal that the board allow the immediate appointment of new stockholder designated directors, with full voting rights, to (1) act as stockholder designated representatives, and (2) promptly begin the formation of an equity committee in the event of a Chapter 11 filing. On February 17, 2012, Messrs. King and Morris met with Donald Breeding, Chairman of the Board and Susan Coughlin, Director and Head of the Nominating and Corporate Governance Committee to discuss the merits of their proposal for new stockholder-designated directors and to inform the Company that formal notification of the Reporting Persons’ nominees for directors would be forthcoming.

By letter of February 29, 2012 to Messrs. King and Morris, the Company disclosed its intention to indefinitely delay the Company’s annual meeting, previously anticipated to occur in May 2012, and opted not to address the proposal for new stockholder-designated directors on the basis of timing. By press release also dated February 29, 2012, the Company publicly disclosed its intention to indefinitely delay the annual meeting. By letter of March 1, 2012 to the Company, Messrs. King and Morris expressed their dismay at the Company’s decision to delay the annual meeting, called on the Company to promptly schedule the meeting, and reiterated the proposal for the appointment of new stockholder-designated directors. The Company responded to the letter of March 1, 2012 citing timing concerns related to the proposal as the basis for their inaction. On each of March 5, 2012 and March 6, 2012, Mr. Morris left Mr. Breeding a voicemail seeking a phone call to clarify the definition of ‘timing concerns’ and informed him that he would interpret a lack of response to his phone call as a ‘loud and clear rejection’ of the proposal for new stockholder designated directors and would file a press release to that effect on March 6, 2012. On March 7, 2012 Messrs. King and Morris issued a press release again reiterating their proposal for the appointment of new-stockholder-designated directors and calling on the Company to immediately set a date for the 2012 annual meeting of stockholders. As of the date hereof, the Company has not yet scheduled the annual meeting.

The Reporting Persons are alarmed by the Company’s decision to delay the annual stockholder meeting and its failure to adequately respond to the proposal for the appointment of new stockholder-designated directors. For these reasons the Reporting Persons have agreed to work closely together to consult with recognized experts on corporate governance and the proxy advisory process. The Reporting Persons strongly believe that the proposal for stockholder-designated directors would establish a stronger alignment between the interests of the board of directors and stockholders.

On April 1, 2012, the Company and its subsidiaries Colgan Air, Inc., Mesaba Aviation, Inc. and Pinnacle East Coast Operations Inc. filed a voluntary petition under chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York, commencing Chapter 11 Case No. 12-11343.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer, one or more members of the board of directors of the Issuer, and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to the Issuer’s operations and the foregoing current plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change of the current plans and in the acquisition by persons of additional Common Stock of the Issuer, the disposition of Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors of the Issuer or its operations.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

This Schedule 13D is not a solicitation of any action by stockholders of the Issuer. If a proxy statement is completed and filed, stockholders are advised to read the proxy statement when it becomes available because it will contain important information, and stockholders should rely on such proxy statement and not on this Schedule 13D. The proxy statement, if filed, will be available for free at the SEC’s website at http://www.sec.gov.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 of Amendment No. 2 in its entirety and replacing it with the following:

(a) and (b) As of November 1, 2011, the Issuer had 19,127,691 shares of Common Stock outstanding based on the information contained in the Issuer’s Form 10-Q for the quarter ended September 30, 2011, filed on November 4, 2011.

As of the date hereof, Mr. King directly owns 761,879 shares of the issued and outstanding Common Stock (approximately 3.98%).

As of the date hereof, MCP LP owns 894,000 shares (“MCP LP Shares”) of Common Stock (approximately 4.67%) of the issued and outstanding Common Stock. As general partner of MCP LP, MCP LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the MCP LP Shares. MCP LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the MCP LP Shares. As managing member of MCP LLC, Mr. Morris may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by MCP LLC. In addition, as of the date hereof, Mr. Morris beneficially owns and has voting and dispositive power over 13,200 shares (“Morris Shares”) of Common Stock (approximately 0.07%) of the issued and outstanding Common Stock. Mr. Morris disclaims beneficial ownership of any shares of Common Stock beneficially owned by MCP LP. MCP LLC, as an entity which is managed by Mr. Morris, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Morris Shares. MCP LLC disclaims beneficial ownership of the Morris Shares.

As of the date hereof, GCP LP owns 189,900 shares (“GCP LP Shares”) of Common Stock (approximately 0.99%) of the issued and outstanding Common Stock. As general partner of GCP LP, GC LLC may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the GCP LP Shares. GC LLC does not own any shares of Common Stock directly and disclaims beneficial ownership of the GCP LP Shares. As managing member of GCP LLC, Mr. Gerst may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock beneficially owned by GCP LLC. In addition, as of the date hereof, Mr. Gerst beneficially owns and has voting and dispositive power over 10,000 shares (“Gerst Shares”) of Common Stock (approximately 0.052%) of the issued and outstanding Common Stock. Mr. Gerst disclaims beneficial ownership of any shares of Common Stock beneficially owned by GCP LP. GC LLC, as an entity which is managed by Mr. Gerst, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Gerst Shares. GC LLC disclaims beneficial ownership of the Gerst Shares.

In addition, the group that may have been deemed to be formed by the Reporting Persons may be deemed to beneficially own the 1,868,979 shares of the issued and outstanding Common Stock of the Issuer held by all of the Reporting Persons combined (approximately 9.77% of the Common Stock of the Issuer), and each of the Reporting Persons may be deemed to beneficially own the shares of each other Reporting Person.

The filing of this Schedule shall not be construed as an admission that any of the Reporting Persons is, for any purpose, the beneficial owner of the Common Stock held by any other Reporting Person, and each disclaims beneficial ownership of the shares held by the others.

(c) Since the Schedule 13D Amendment No. 2 filed on March 12, 2012, Mr. King and MCP LP purchased and sold the following shares of Common Stock in the open market:

Mr. King:

Date	Quantity Purchased/(Sold)	$ Amount	Price per Share
4/10/2012	143,215	44,851.00	0.3132

MCP LP:

Date	Quantity Purchased/(Sold)	$ Amount	Price per Share
4/3/2012	110,746	76,598.00	0.6917
4/9/2012	88,652	34,383.00	0.3878
4/10/2012	150,000	49,799.00	0.3320
4/10/2012	(6,000)	1,920.00	0.32

Other than the above listed transactions and those transactions previously disclosed in Item 5(c) of Amendment No. 1 filed on February 16, 2012, no transactions by Reporting Persons have been effected during the last 60 days.

(d)	Not Applicable.

(e)	Not Applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1A	Joint Filing Agreement filed with Schedule 13D Amendment No. 2 on March 12, 2012 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2012

WAYNE KING	MESON CAPITAL PARTNERS, LP

By: MESON CAPITAL PARTNERS, LLC,
/s/ Wayne King	its General Partner
Individually

/s/ Ryan J. Morris
RYAN J. MORRIS	Managing Member

/s/ Ryan J. Morris	MESON CAPITAL PARTNERS, LLC
Individually
/s/ Ryan J. Morris
GREGORY J. GERST	Managing Member

/s/ Gregory J. Gerst	GERST CAPITAL PARTNERS, LP
Individually
By: GERST CAPITAL, LLC,
its General Partner
GERST CAPITAL, LLC
/s/ Gregory J. Gerst
/s/ Gregory J. Gerst	Managing Member
Managing Member